National Grid plc

14 August 2012

National Grid plc scrip dividend

National Grid plc confirms that application has been made to the Financial Services Authority for 67,091,300 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2011/12 final dividend, payable on 15 August 2012.  Dealings are expected to commence on 15 August 2012 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 65,235,745 ordinary shares are to be issued at a price of 651.1 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 361,294 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$50.3593, and 9,817 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$42.8054, representing 1,855,555 ordinary shares (including fractions).

Arit Amana
Company Secretarial Assistant
020 7004 3116